Filed Pursuant to Rule 424(b)(3) Registration No. 333-115261

PRICING SUPPLEMENT Number 2 Dated March 3, 2005 (To Prospectus dated February 3, 2005)

CanArgo Energy Corporation

$20 Million Standby Equity Distribution Agreement

Common Stock

     The common stock, par value $.10 per share, being offered hereby is common stock acquired from CanArgo Energy Corporation, a Delaware corporation (the “Company”) pursuant to a draw down under the provisions of that certain Standby Equity Distribution Agreement dated as of February 11, 2004 (“Equity Line of Credit”) by and between the Company and Cornell Capital Partners, L.P. The description in this Pricing Supplement of the particular terms of the shares of common stock offered hereby supplements (and, to the extent inconsistent, replaces) and should be read in conjunction with the description of the general terms and provisions of the common stock and the Equity Line of Credit set forth in the accompanying Prospectus, dated February 3, 2004, to which description reference is made hereby. The price per share is based on the lowest volume weighted closing bid price of the common stock on the Oslo Stock Exchange for the five consecutive trading days immediately following the draw down notice date converted from Norwegian Kroner to U.S. dollars. Terms used but not defined herein have the meanings ascribed to them in the Prospectus.

     The particulars relating to the common stock offered hereby are as follows:

Purchaser:	Cornell Capital Partners, L.P.

Issue date:	February 25, 2005

Number of shares issued:	380,653

Purchase price per share:	U.S. $1.47

Net Proceeds to the Company:	U.S. $500,000+

+	Includes additional proceeds attributable to 5,179 shares of Company’s common stock issued pursuant to the takedown under the Equity Line completed on February 21, 2005 proceeds of which should have been credited to the Company under its February 21, 2005 draw down.